UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934

                                 (Amendment No.  3 )1

                               Range Resources Corporation
                                    (Name of Issuer)

                Convertible Preferred $2.03, convertible until 12/31/49
                             (Title of Class of Securities)

                                           541509402
                                        (CUSIP Number)


                                        JUNE 15, 1998
                  (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(x)	Rule 13d-1 (b)

    Rule 13d-1 (c)

   	Rule 13d-1 (d)

__________________________

	1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 541509402  13G

1 NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  			(1) Highbridge Capital Corporation - not applicable
  			(2) Highbridge Capital Management, LLC - 13-3993048

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)
	(b)

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
 		(1) Highbridge Capital Corporation - Cayman Islands, British West Indies
	 	(2) Highbridge Capital Management, LLC  - State of Delaware

5 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
  VOTING POWER
    0

6 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
  VOTING POWER
    0

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  SOLE DISPOSITIVE POWER
				0

8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  SHARED DISPOSITIVE POWER
    0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    0%

12 TYPE OF REPORTING PERSON*
 			(1) Highbridge Capital Corporation - BD
	 		(2) Highbridge Capital Management, LLC  - CO

Item 1.

 (a)	Name of Issuer
     Range Resources Corporation (fka Lomak Petroleum Inc.)

 (b)  Address of Issuer's Principal Executive Offices:
      500 Throckmorton Street, Suite 2104, Fort Worth, TX  76102

Item 2.

	(a)	Name of Person Filing
   	(1)	Highbridge Capital Corporation
   	(2)	Highbridge Capital Management, LLC

	(b)	Address of Principal Business Office or, if none, Residence
   	(1)	Highbridge Capital Corporation
       	The Anchorage Centre, 2nd Floor; Harbour Drive,
       	George Town, Grand Cayman, Cayman Islands, British West Indies

   	(2)	Highbridge Capital Management, LLC
       	767 Fifth Avenue, 23rd Floor
       	New York, New York  10153

	(c)	Citizenship
  	(1)	Highbridge Capital Corporation - Cayman Islands, British West Indies
   (2)	Highbridge Capital Management, LLC - State of Delaware

	(d)	Title of Class of Securities		Convertible Preferred $2.03, convertible
     until 12/31/49
	(e)	CUSIP Number		541509402

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(x) 	(a)		Broker or Dealer registered under Section 15 of the Act (Highbridge
          Capital Corporation)
    	(b)		Bank as defined in section 3(a)(6) of the Act
    	(c)		Insurance Company as defined in section 3(a)(19) of the act
    	(d)		Investment Company registered under section 8 of the Investment
          Company Act
     (e)		Investment Adviser registered under section 203 of the Investment
          Advisers Act of 1940	Highbridge Capital Management, LLC is the
          trading manager of Highbridge Capital Corporation.  Highbridge
          Capital Management, LLC is exempt from registration as an
          investment adviser.  The persons at Highbridge Capital Management,
          LLC who actually exercise the power to dispose of and the power to vote the investments of Highbridge Capital Corporation are registered as registered representatives of Highbridge
          Capital Corporation, a registered broker/dealer.
    	(f)		Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
          Fund; see 240.13d-1(b)(1)(ii)(F)
	    (g)		Parent Holding Company, in accordance with 240.13(d)(ii)(G) (Note:
          See Item 7)
    	(h)		Group, in accordance with 240.13d(b)(1)(ii)(H)

Item 4.	Ownership
	(a)	Amount Beneficially Owned	0
	(b)	Percent of Class	0%
	(c)	Number of shares as to which such person has:
    	(i)	sole power to vote or to direct the vote	0
    	(ii)	shared power to vote or to direct the vote	0
    	(iii)	sole power to dispose or to direct the disposition of	0
    	(iv)	shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class
      		Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
      		Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
 Security Being Reported on By the Parent Holding Company
      		Inapplicable

Item 8.	Identification and Classification of Members of the Group
      		Inapplicable

Item 9.	Notice of Dissolution of Group
      		Inapplicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		Date  February 11, 1999

	/s/ Howard Feitelberg
  _________________
		Signature

	Howard Feitelberg / Controller, Highbridge Capital Corporation
	Name/Title


		Date  February 11, 1999

	 /s/ Ronald S. Resnick
  __________________
 	Signature

	Ronald S. Resnick, Managing Director, Highbridge Capital Management, LLC Name/Title